Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

The following presentation material was made available on February 7, 2006.

Boston Scientific

Delivering what's next.™

Results of Operations

December 31, 2005

1

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Sales Bridge: 2005 vs. 2004 ($M)

Boston Scientific

$5,624
+102
+140
+193
+220
+4
$6,283
2004
Neuromod.
Endosurgery
US DES
OUS DES
Other
2005

7

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Financial Results (Excluding Special Charges)
2005 vs. 2004

Boston Scientific

	2005	2004	
Sales	$6,283	$5,624	12 %
Gross Margin	4,898 *78.0%*	4,332 *77.0%*	13 %
SG&A	1,776	1,542	(15%)
R&D	673	569	(18%)
Royalties	227	195	(16%)
Amortization	142	112	(27%)
Operating Expense	2,818	2,418	(17%)
Operating Income	2,080 *33.1%*	1,914 *34.0%*	9 %
Non Operating Expense	(77)	(80)	4 %
Inc Before Taxes	2,003	1,834	9 %
Net Income	1,522 *24.2%*	1,394 *24.8%*	9 %
EPS	$ 1.82	$ 1.63	12 %

8

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Boston Scientific

	Q4 05	Q4 2004	
Sales	$1,540	$1,600	(4%)
Gross Margin	1,199 *77.9%*	1,272 *79.5%*	(6%)
SG&A	458	425	(8%)
R&D	174	158	(10%)
Royalties	53	64	17 %
Amortization	38	30	(27%)
Operating Expense	723	677	(7%)
Operating Income	476 *30.9%*	595 *37.2%*	(20%)
Non Operating Expense	(27)	(45)	40 %
Inc Before Taxes	449	550	(18%)
Net Income	340 *22.1%*	419 *26.2%*	(19%)
EPS	$ 0.41	$ 0.49	(16%)

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Boston Scientific

$1,600
-105
+20
+22
+29
-26
$1,540
Q4 2004
US DES
OUS DES
Neuromod.
Endosurgery
Other
Q4 2005

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Proforma Combined Outlook

Strategic Build Continues

14

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Accelerating Revenue Growth
Proforma Combined Sales

Boston Scientific

(Dollars in Billions)
$10.0
$11.6
$12.8
$14.1
$16.0
CAGR
12%+
2007E
2008E
2009E
2010E
2011E

15

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Accelerating Proforma Adjusted EPS

Boston Scientific

$1.52
$1.98
$2.24
$2.61
$3.13
2007E
2008E
2009E
2010E
2011E

CAGR 20%+

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Accelerating Proforma Adjusted EPS

$1.52
$1.98
$2.24
$2.61
$3.13
CAGR 20%+
2007E
2008E
2009E
2010E
2011E

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Strong Proforma Operating Cash Flow

Boston Scientific

(Dollars in Billions)

$2.4
$3.1
$3.5
$4.0
$4.8
2007E
2008E
2009E
2010E
2011E

CAGR 18%+

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Next Chapter of Growth

Boston Scientific

Strategic Build Continues

Revenue ($M)

2
3
8
13
16
22
31
47
71
99
116
159
230
315
380
449
1,191
1,551
1,831
2,234
2,842
2,664
2,679
2,919
3,476
5,624
6,283
8,818
10,000
11,600
12,800
14,100
16,000
'79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06E '07E '08E '09E '10E '11E
Phase I Less-Invasive Medicine Pioneer/Leader
Phase II Strategic Mass (Via Acquisitions)
Phase III Stent Integration & DES Leadership
Combined BSX / GDT CRM

Note: Assumes 01/01/06 acquisition of Guidant

20

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Boston Scientific
Delivering what's next.™

Results of Operations

December 31, 2005

22

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Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

The following presentation material was made available on February 7, 2006.

[LOGO]

Results of Operations

December 31, 2005

1

Safe Harbor: Forward-Looking Statements	[LOGO]

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant.  Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

2

Safe Harbor:  Additional Information

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction. The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K.  Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

3

Worldwide Sales by Global Division
2005 vs. 2004

	WORLDWIDE TOTAL
			Change
	2005	2004	@ AFX	@ CFX

Cardiovascular	$4,498	$4,107	10%	9%
Electrophysiology	132	130	2%	2%
Neurovascular	277	253	9%	9%
CARDIOVASCULAR GROUP	4,907	4,490	9%	9%

Oncology	207	186	11%	11%
Endoscopy	697	641	9%	9%
Urology	324	261	24%	24%
ENDOSURGERY GROUP	1,228	1,088	13%	13%

SUBTOTAL	6,135	5,578	10%	10%

Neuromodulation	148	46	222%	222%

WORLDWIDE	$6,283	$5,624	12%	11%

4

Worldwide Sales by Geography
2005 vs. 2004

	WORLDWIDE TOTAL
			Change
	2005	2004	@ AFX	@ CFX

BSC DOMESTIC	$3,852	$3,502	10%	10%

EUROPE	1,161	994	17%	17%
JAPAN	579	613	(6)%	(4)%
INTER-CONTINENTAL	691	515	34%	28%
BSC INTERNATIONAL	2,431	2,122	15%	13%

TOTAL WORLDWIDE	$6,283	$5,624	12%	11%

5

DES Revenue by Region
2005 vs. 2004

	2005	2004	Change

U.S.	$1,763	$1,570	$193	12%

Europe	476	344	132	38%

IC	317	229	88	38%

Total	$2,556	$2,143	$413	19%

6

Sales Bridge: 2005 vs. 2004 ($M)

[CHART]

7

Financial Results (Excluding Special Charges)

2005 vs. 2004

	2005	2004

Sales	$6,283	$5,624	12%

Gross Margin	4,898	4,332	13%
	78.0%	77.0%

SG&A	1,776	1,542	(15)%

R&D	673	569	(18)%

Royalties	227	195	(16)%

Amortization	142	112	(27)%

Operating Expense	2,818	2,418	(17)%

Operating Income	2,080	1,914	9%
	33.1%	34.0%

Non Operating Expense	(77)	(80)	4%

Inc Before Taxes	2,003	1,834	9%

Net Income	1,522	1,394	9%
	24.2%	24.8%

EPS	$1.82	$1.63	12%

8

2005 Financial Results

	Operational Results	Special Charges	As Reported

Net Sales	$6,283		$6,283

Gross Margin	4,898	$(1)	4,897

SG&A	1,776	38	1,814

R&D	673	7	680

Royalties	227		227

Amortization	142	10	152

Litigation		780	780

Purchased Research & Development	0	276	276

Operating Expense	2,818	1,111	3,929

Operating Income	2,080	(1,112)	968

Non Operating Expense	(77)		(77)

Income Before Taxes	2,003	(1,112)	891

Net Income	$1,522	$(894)	$628

EPS (Diluted)	$1.82	$(1.07)	$0.75

Special Charges: Litigation settlement with Medinol ($780M, $598 after-tax); purchased research and development ($276M, $267M after-tax); costs that resulted from certain business optimization initiatives ($39M, $24M after-tax); expenses related to certain retirement benefits ($17M, $11M after-tax); and benefit from a technical correction made to the American Jobs Creation Act ($6M after-tax)

9

[LOGO]

Q4 2005 Financial Results

10

Financial Results (Excluding Special Charges)	[LOGO]

Q4 2005 vs. Q4 2004

	Q4 05	Q4 2004

Sales	$1,540	$1,600	(4)%

Gross Margin	1,199	1,272	(6)%
	77.9%	79.5%

SG&A	458	425	(8)%

R&D	174	158	(10)%

Royalties	53	64	17%

Amortization	38	30	(27)%

Operating Expense	723	677	(7)%

Operating Income	476	595	(20)%
	30.9%	37.2%

Non Operating Expense	(27)	(45)	40%

Inc Before Taxes	449	550	(18)%

Net Income	340	419	(19)%
	22.1%	26.2%

EPS	$0.41	$0.49	(16)%

11

Sales Bridge: Q4 2005 vs. Q4 2004 ($M)

[CHART]

12

[LOGO]

Guidant Integration

13

[LOGO]

Proforma Combined Outlook

Strategic Build Continues

14

[LOGO]

Accelerating Revenue Growth Proforma Combined Sales

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

15

Accelerating Proforma Adjusted EPS

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

16

Basis of Reporting Moving Forward

Boston Scientific will be reporting Adjusted EPS in addition to GAAP EPS. Adjusted EPS is defined as:

GAAP EPS excluding amounts related to:

• Effect of purchase price allocation on assets:

• write-off of in-process research and development

• amortization of identifiable intangibles

• effect of the step-up of assets to fair market value

• Merger-related costs:

• integration costs

• restructuring charges

• Costs associated with Guidant’s on-going litigation

• Stock compensation expense

• Other special non-operating costs

17

Accelerating Proforma Adjusted EPS

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

18

Strong Proforma Operating Cash Flow

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

19

Next Chapter of Growth

Strategic Build Continues

[CHART]

Note: Assumes 01/01/06 acquisition of Guidant

20

Adjusted EPS

Boston Scientific provides adjusted net income and adjusted net income per share amounts in order to provide meaningful supplemental information regarding its operational performance and its prospects for the future. These supplemental measures exclude the impact of certain charges such as litigation settlement costs and purchased in-process research and development that are highly variable and difficult to predict. Management uses these supplemental measures to evaluate performance period over period, to analyze the underlying trends in the Company’s business and to establish operational goals and forecasts that are used in allocating resources. Since management finds these measures to be useful, the Company believes that its investors benefit from seeing the Company’s results “through the eyes” of management in addition to seeing its GAAP results.

The Company recognizes that items such as litigation settlements can have a material impact on the Company’s cash flows and net income. Although the Company believes it is useful for investors to see core performance free of special items, investors should understand that the excluded items are actual expenses that may impact the cash available to the Company for other uses. To gain a complete picture of all effects on the Company’s net income and net income per share from any and all events, management does (and investors should) rely upon the GAAP income statement. The non-GAAP numbers focus instead upon the core business of the company, which is only a subset, albeit a critical one, of the Company’s performance.

Readers are therefore reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, GAAP financial measures. They should be read in conjunction with the GAAP financial measures. It should be noted as well that the Company’s non-GAAP information may be different from the non-GAAP information provided by other companies.

21

[LOGO]

Results of Operations

December 31, 2005

22